February 2, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

      John Krug, Senior Counsel

      Scot Foley, Staff Attorney

      Mark Brunhofer, Senior Staff Accountant

      Dana Hartz, Staff Accountant

Re:	Nexvet Biopharma public limited company

      Registration Statement on Form S-1 (File No. 333-201309)

      Acceleration Request

      Requested Date: February 4, 2015

      Requested Time: 4:15 pm Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nexvet Biopharma public limited company (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-201309) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, DLA Piper LLP (US), by calling Andrew Ledbetter at (206) 839-4845.

In connection with this acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark Heffernan
Mark Heffernan, Ph.D
Chief Executive Officer

cc:	Damian Lismore (CFO, Nexvet Biopharma plc)

Geraldine Farrell (General Counsel, Nexvet Biopharma plc)

Andrew Ledbetter (DLA Piper LLP (US))

Mark Weeks (Cooley LLP)

John McKenna (Cooley LLP)